SANDVIK

[redacted]

Our date
2008-01-07
Your date

08000315

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 26 10 30

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

SUPPL

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik acquires medical instrumentation production plant, dated 21 December 2007, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

PROCESSED
JAN 2 3 2008
THOMSON
FINANCIAL

SEC-brev 071217 medtech

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

SANDVIK

Press Release

Sandvik acquires medical instrumentation production plant

Sandvik Materials Technology has entered an agreement with the American company Medtronic Inc. concerning the acquisition of a manufacturing plant that specializes in medical instruments for spinal surgery. The plant is located in Memphis, Tennessee, in the US, and the acquisition is expected to be concluded during the first quarter of 2008.

The Memphis plant, which is a leading manufacturer of medical instruments for spinal surgery, complements Sandvik's existing expertise and product offering within the medical area. Sandvik will continue to supply Medtronic as part of a long-term supply agreement.

Sales amount to approximately SEK 140 M (USD 18 M) and the number of employees totals 110.

Through the acquisition, Sandvik further strengthens its position in the strategically important and rapidly expanding medical segment.

"The acquisition is in line with our long-term ambition to be a strategic partner within the medical area and a complete supplier to globally leading medical technology companies. Through the acquisition of Medtronic's Memphis plant, we extend both expertise and capacity in the field of spinal surgery, which complements our offering within the medical area," says Peter Gossas, President of Sandvik Materials Technology.

Sandviken, 21 December 2007

Sandvik AB; (publ)

For further information, contact Peter Gossas, President of Sandvik Materials Technology business area, +46 (0)26-26 36 28 or Jan Lissåker, Vice President Investor Relations, Sandvik AB, +46 (0)26-26 10 23.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems. The Group had at the end of 2006 about 42,000 employees and representation in 130 countries, with annual sales of more than SEK 72,000 M.

Sandvik Materials Technology is a business area within the Sandvik Group and a world-leading manufacturer of high value-added products in advanced stainless materials, special alloys, metallic and ceramic resistance materials, as well as process plants. Annual sales 2006 were about SEK 19,300 M with 8,600 employees. The product areas comprises Tube, Strip, Wire, Kanthal, Process Systems and Sandvik MedTech.

Medtronic Inc. is a leading OEM within medical devices, with a turnover of 85 BSEK, and the largest within the spinal market. Medtronic has a wide range of products and therapies with emphasis on providing a complete continuum of care to diagnose, prevent and monitor chronic conditions.

END

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 26	+46 26 26 10 43